SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated September 8, 2008

Press Release dated September 11, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: September 30, 2008

PRESS RELEASE

Eni announces agreement to acquire First Calgary Petroleums Ltd

San Donato Milanese (Milan), September 8, 2008 - Eni SpA ("Eni") announces that it has reached an agreement to acquire all the common shares of First Calgary Petroleums Ltd ("First Calgary") (the "Acquisition"). First Calgary is a Calgary (Canada) based oil and gas company actively engaged in exploration and development in Algeria and is listed on the Toronto and London AIM Stock Exchanges.

First Calgary has a 75% interest in the perimeter of Ledjmet (Block 405b), located in Algeria, which includes several fields, with total resources in excess of 1.3 billion boe, of which approximately half is gas. Eni estimates that the Acquisition will increase its reserves by approximately 190 mmboe (2P) within its Algerian asset portfolio. Production start up is expected in 2011 with a plateau of Eni’s share of production of approximately 30,000 boepd by 2012.

Through the transaction, Eni will also ensure access to skilled and experienced management, strengthening its presence in a core country in which it has been active since 1980.

Under the terms of the agreement, First Calgary shareholders will receive C$3.60 per share in cash and convertible debenture holders will receive US$108,000 (plus accrued interest) in cash for each US$100,000 par value of bonds held. The Acquisition values the fully diluted share capital of First Calgary at approximately C$923 million.
The Board of First Calgary has voted unanimously to recommend the Acquisition to its shareholders. The Acquisition, subject to required regulatory approvals, will be effected by way of a plan of arrangement and is conditional upon the approval of First Calgary shareholders and convertible debenture holders. The transaction is anticipated to close late in 2008.

In connection with the Acquisition, certain shareholders, directors and officers of First Calgary have entered into agreements pursuant to which they have agreed to vote in favor of the plan of arrangement, representing in aggregate approximately 18.3% of the outstanding shares and options of First Calgary.

Commenting on the Acquisition, Paolo Scaroni, Chief Executive Officer of Eni, said:

"We are pleased to have reached an agreement with First Calgary to acquire the company. The transaction is in line with our strategy of increasing our presence in our core countries, acquiring high potential assets. We will utilize our well established expertise and experience in Algeria to leverage operational synergies. We are committed to the successful and rapid development of these gas fields and the consequent rapid start up of an important resource for the country."

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Legal Notice
This release does not constitute an offer to purchase or a solicitation of an offer to sell securities. First Calgary shareholders are advised to review the circular and any other relevant documents to be filed with the Canadian securities regulatory authorities because they will contain important information. In addition to mailed copies of the circular, investors will be able to obtain the documents free of charge through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Cautionary Statement
This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Eni. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Eni to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions.

These forward-looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "objectives", "outlook", "probably", "project", "will", "seek", "target", "risks", "goals", "should" and similar terms and phrases. There are a number of factors that could affect the future operations of Eni and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Eni’s 20-F for the year ended December 31, 2007 (available at www.eni.it/en_IT/investor-relation and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, [8] September 2008. Neither Eni nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Deutsche Bank AG is authorized under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting for Eni and no one else in connection with the Acquisition and will not be responsible to anyone other than Eni for providing the protections afforded to clients of Deutsche Bank or for providing advice in connection with the Acquisition.

PRESS RELEASE

Eni Board of Directors

  Approval of 2008 interim dividend: euro 0.65 per share
  Approval of contribution to the solidarity fund envisaged by Decree Law 112/2008 to subsidize gas bills
  Authorization of bonds for an overall maximum amount of euro 3 billion

Rome, September 11, 2008 - At a meeting today, Eni’s Board of Directors authorized the distribution of an interim dividend for the fiscal year 2008 of euro 0.65 per share1 (up from euro 0.60 in 2007) on shares outstanding at the coupon tear-off date (September 22, 2008). The dividend will be payable from September 25, 2008, as was announced to the market on July 31 when the company published its second quarter results. Holders of ADRs will receive euro 1.30 per ADR, being each ADR listed on the New York Stock Exchange representative of two Eni shares, payable on October 2, 2008, being September 24, 2008 the record date2. Eni’s independent auditors have issued their opinion pursuant to Article 2433-bis, paragraph 5, of the Italian Civil Code.

Consistent with Eni’s long-standing commitment to sustainability and corporate social responsibility, the Board of Directors also decided to provide the Eni Foundation with funds for payment of a contribution up to a maximum of euro 200 million to the solidarity fund set up under Article 81, paragraph 29, of Decree Law No. 112/2008. The contribution will be paid under the terms of a convention signed by the Ministry of the Economy, Eni and the Eni Foundation and will be used to subsidize the gas bills of less affluent citizens who will benefit from the solidarity fund.

The Directors also approved the issue of one or more bonds for an overall maximum amount of euro 3 billion, in one or more tranches, by September 11, 2009. The bonds will enable Eni to achieve a better balance between its short-term and medium/long-term debt. They will be listed on regulated markets.

Company contacts:

Press Office: +39.0252031875 - +39.065982398
Shareholder freephone: 800940924
Switchboard: +39.0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

________________________

(1) As a result of the tax reform enacted on January 1, 2004, dividends are not entitled to a tax credit and, depending on the recipient’s fiscal status, either are subject to a withholding tax or are treated in part as taxable income.
(2) On ADR payment date, JPMorgan Chase Bank, N.A. will pay the dividend less the entire amount of a withholding tax under Italian law (currently 27%) to all Depository Trust Company Participants, representing payment of Eni SpA’s interim dividend.